UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

MERCADOLIBRE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share (Title of Class of Securities)

587733R102

(CUSIP Number)

May 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 587733R102	13G	Page 1 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galperin Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0 shares of Common Stock
OWNED BY EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 587733R102	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meliga No. 1 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF	5.	SOLE VOTING POWER 3,650,136 shares of Common Stock
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH	7.	SOLE DISPOSITIVE POWER 3,650,136 shares of Common Stock
REPORTING PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,136 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 587733R102	13G	Page 3 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Volorama Stichting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 3,650,136 shares of Common Stock
OWNED BY EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8.	SHARED DISPOSITIVE POWER 3,650,136 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,136 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON FI

CUSIP No. 587733R102	13G	Page 4 of 4 Pages

Explanatory Note

This Amendment No. 8 amends and updates the statements on Schedule 13G filed with the Securities and Exchange Commission on December 14, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 2, 2016, as further amended by Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2017, as further amended by Amendment No. 3 filed with the Securities and Exchange Commission on February 3, 2021, as further amended by Amendment No. 4 filed with the Securities and Exchange Commission on May 25, 2022, further amended by Amendment No. 5 filed with the Securities and Exchange Commission on February 13, 2023, further amended by Amendment No. 6 filed with the Securities and Exchange Commission on February 13, 2024, and further amended by Amendment No. 7 filed with the Securities and Exchange Commission on February 14, 2024. This Amendment No. 8 is being filed jointly by the Galperin Trust (the “Trust”), Meliga No. 1 LP (“Meliga LP”) and Volorama Stichting (each a “Reporting Person”) relating to each Reporting Person’s beneficial ownership of shares of common stock, $0.001 par value (the “Common Stock”), of MercadoLibre, Inc., a Delaware corporation (the “Issuer”), resulting from gifts of an aggregate of 4,253,225 shares of Common Stock by Marcos Galperin and his spouse (collectively, the “Settlors”) in connection with estate planning transactions and subsequent restructuring of the Trust. On August 5, 2016, Meliga LP sold 253,225 shares of Common Stock, which subsequently left the Reporting Persons collectively owning an aggregate of 4,000,000 shares of Common Stock. Upon receiving all requisite approvals, on December 9, 2020, Meliga LP sold 100,000 shares of Common Stock and between May 19, 2022 and June 29, 2022, Meliga LP sold an additional 100,000 shares of Common Stock. On June 26, 2023, Meliga LP received 136 shares of Common Stock in connection with a distribution made by Ribbit Capital IV LP, a fund of which Meliga LP is a participant. In addition, between March 2, 2023 and December 31, 2023, Meliga LP sold an additional 150,000 shares of Common Stock. By means of a deed of accession with an effective date of May 20, 2024, and within the scope of a trust restructuring, the Trust, transferred its limited partnership interests in Meliga LP to Galperin Trust /SD (the “Transfer”). As a result of the Transfer, Galperin Trust /SD, as a limited partner in Meliga LP, and Corpag Trust South Dakota Inc., as trustee to Galperin Trust /SD, acquired shared beneficial ownership of 3,650,136 shares of Common Stock as previously reported on the Schedule 13D filed on May 24, 2024. As reported herein, the Trust no longer beneficially owns in excess of 5.0% or more of any class of the Issuer’s securities. Meliga LP and Volorama Stichting intend to file any future filings jointly with Galperin Trust /SD and Corpag Trust South Dakota Inc on Schedule 13D.

Item 1(a). Name of Issuer:

MercadoLibre, Inc., a Delaware corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

WTC Free Zone

Dr. Luis Bonavita 1294, Of. 1733, Tower II

Montevideo, Uruguay, 11300

Item 2(a). Name of Persons Filing:

Galperin Trust;

Meliga No. 1 LP; and

Volorama Stichting.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is as follows:

Galperin Trust

c/o Corpag Services (Switzerland) S.A., as Trustee

Rue du Rhône 118, 1204

Geneva, Switzerland

Meliga No. 1 LP

C/o Volorama Stichting,

Zuidplein 116, Tower H,

14th floor, 1077 XV

Amsterdam, The Netherlands

Volorama Stichting

Zuidplein 116, Tower H,

14th floor, 1077 XV

Amsterdam, The Netherlands

Item 2(c). Citizenship:

Galperin Trust is a trust formed under the laws of New Zealand.

Meliga No. 1 LP is a partnership formed under the laws of New Zealand.

Volorama Stichting is a foundation with a seat at Amsterdam, The Netherlands.

Item 2(d). Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e). CUSIP Number:

587733R102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Galperin Trust:

(a)	Amount beneficially owned: 0.
(b)	Percent of class: 0%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Meliga No. 1 LP:

(a)	Amount beneficially owned: 3,650,136.
(b)	Percent of class: 7.2%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,650,136.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 3,650,136.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Volorama Stichting:

(a)	Amount beneficially owned: 3,650,136.
(b)	Percent of class: 7.2%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 3,650,136.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 3,650,136.

*The percentage of class has been calculated based upon 50,697,442 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, based on the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2024.

Galperin Trust no longer owns any shares of the Issuer.

Meliga LP holds directly 3,650,136 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock of the Issuer, as reported on the Schedule 13D filed on May 24, 2024.

Volorama Stichting, which owns approximately 0.001% of Meliga LP and serves as its General Partner, shares the power to direct the voting and disposition of the assets of Meliga LP, including the shares of Common Stock, and as such, may be regarded as a beneficial owner of Common Stock owned beneficially or of record by Meliga LP, as reported on the Schedule 13D filed on May 24, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

Galperin Trust no longer owns any shares of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under

§240.14a-11.

MATERIAL TO BE FILED AS EXHIBITS

The following item is filed as an exhibit hereto:

Exhibit 99.1: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 1st day of July 2024

Galperin Trust
By: Corpag Services (Switzerland) S.A.

/s/ Audrey van Zuilen
Name: Audrey van Zuilen
Title: Authorized signatory

Meliga No. 1 LP
By: Volorama Stichting, its general partner

/s/ Eduardo M. Sanguinetti
Name: Eduardo M. Sanguinetti
Title: Managing Director A

/s/ Annemarie van Munster on behalf of Corpag Services (Netherlands) B.V.
Name: Annemarie van Munster on behalf of Corpag Services (Netherlands) B.V.
Title: Managing Director B

By: Corpag Services (Switzerland) S.A., its limited partner

/s/ Audrey van Zuilen
Name: Audrey van Zuilen
Title: Authorized signatory

Volorama Stichting

/s/ Eduardo M. Sanguinetti
Name: Eduardo M. Sanguinetti
Title: Managing Director A

/s/ Annemarie van Munster on behalf of Corpag Services (Netherlands) B.V.
Name: Annemarie van Munster on behalf of Corpag Services (Netherlands) B.V.
Title: Managing Director B